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                                                                   Exhibit 99.2

CONTACT:   Frank Seta, Vice President
     Baldwin Piano & Organ Company
     (513) 576-4500


                BALDWIN PIANO'S CONCERTMASTER PLAYER PIANO SYSTEM
                  WINS TOP AWARD FOR TECHNOLOGICAL INNOVATION,
                         EXCELLENCE AT CEDIA'S EXPO '98

           CUSTOM ELECTRONIC DESIGN AND INSTALLATION TRADE GROUP CITES COMPUTERIZED PLAYER PIANO'S BEAUTY, FLEXIBILITY, VERSATILITY

         NEW ORLEANS, September 17 -- The Baldwin Piano & Organ Company's ConcertMaster(R), an innovative computerized version of the historic player piano, earned top honors for technological excellence at the Custom Electronic Design and Installation Association's (CEDIA) EXPO '98, held here earlier this week.

         Baldwin's newest ConcertMaster system, introduced at EXPO '98, took first place honors in CEDIA's "Electronic Lifestyles" product category, competing against a large field of other technologically innovative consumer electronics products. Concert- Master, which has become an increasingly popular option on Baldwin's high-end grand pianos, combines a powerful computer-driven home entertainment system with the visual appeal and traditional craftsmanship of the grand piano.

         CEDIA cited ConcertMaster for its appearance, flexibility, functionality, and ease of use. The product was specifically designed by Baldwin to appeal to the large segment of the population that does not play the piano, but still wants to own the stately instrument for its prestige value and as an elegant addition to home decor.

         CEDIA, founded in 1989, is a leading international association of home electronics designers and installers with over 1300 member companies promoting Electronic LifestylesJ. Member companies specialize in designing electronic systems -- typically, media rooms, multi-room entertainment systems, home automation, communications systems, and integrated whole-house subsystems for lighting and

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security. The winner of CEDIA's prestigious "Best Product Technology Award" was named following a thorough review of all new home electronics products by a panel of CEDIA judges.

         Commenting on the award, Frank Seta, Baldwin vice president who oversaw development of the ConcertMaster, said: "We are most grateful to CEDIA for recognizing the superior technological achievement this product represents. The ConcertMaster's unmatched versatility and multi-media capabilities are, we believe, without equal in any competing system. It is compatible with in-home entertainment systems and, most importantly, very simple to use."

         In addition to a stationary controller fitted under the keyboard, the new, award-winning 900 MHz version of the ConcertMaster features a hand-held wireless RF remote control that allows operation of the system from any room in a house. An easy-to-read LCD display guides the user through ConcertMaster's many musical and operational options.

         ConcertMaster's range of playback sources is more versatile than any other product of its kind. It can accept musical selections on a 3.5-inch floppy disk, compact disc (CD), and an internal hard drive library which comes pre-loaded with 20 hours of music selections. Using an Internet connection and web browser, users can even download additional selections from the world wide web.
         Owners can create up to 99 custom library categories to store additional music. With up to 99 songs in each category, nearly 10,000 selections can be played on the ConcertMaster without having to insert a disc or CD. Users can also mine an extensive CD library featuring famous keyboard artists both past and present. The ConcertMaster system also enables owners to watch video of a performance on a TV monitor while the piano plays "live" in their living rooms. In playback, ConcertMaster's sophisticated computerized solenoid system translates the MIDI information into an accurate musical reproduction with all the presence and subtlety of the original performance.

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         For the pianist, ConcertMaster's Quick RecordJ and Multi-Track recording features capture every nuance of the performance for playback. One can even print out the music score of the recording.

         The Baldwin Piano & Organ Company has marketed piano products for over 136 years and has been providing consumer financing for the keyboard industry for nearly a century. Maker of America's best-selling pianos under the Baldwin, Chickering, and Wurlitzer brand names, the company also manufactures electronic and electro-mechanical components for original equipment manufacturers. Revenues in 1997 exceeded $143 million.

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EDITOR'S NOTE:  Photo available.  Please call Mark Hunter of Baldwin Piano at
                (513) 576-4500